Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss as of July 31, 2011	$ (22,863)

Average number of shares outstanding since inception (i)	30,000,000

Net loss per share for the period from November 1, 2010 (date of inception) to July 31, 2011	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of July 31, 2011.

There have been no shares issued between July 31, 2011 and September 27, 2011 or up to the date of this prospectus.